UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40207

Waldencast plc
(Exact name of registrant as specified in its charter)

81 Fulham Road, London, SW3 6RD, United Kingdom +44 (0)20 3196 0264
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A ordinary shares, par value $0.0001 per share Redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Class A ordinary shares, par value $0.0001 per share – 132
Redeemable warrants, each warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share – 15

Pursuant to the requirements of the Securities Exchange Act of 1934, Waldencast plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 15, 2026	By:	/s/ Felipe Dutra
		Name:	Felipe Dutra
		Title:	Principal Executive Officer and Principal Financial Officer